SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report: August 22, 2001



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33






          Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           |X|   Form 20-F                          |_|   Form 40-F


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 |_|   Yes                          |X|   No


          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

          Not applicable.


          This Form 6-K consists of a press release issued by Biora AB on August 8, 2001 regarding the entering into a distribution agreement for EmdogainGel TS (Tissue Support) with US Biomaterials.











                           Press release from Biora AB (publ), August-08- 2001


No 9/01                                                          FOR IMMEDIATE
                                                                       RELEASE

Biora enters agreement concerning new product.

Biora has today entered into an agreement with US Biomaterials (Alachua, Florida) under which Biora can introduce a new product for treatment of defects caused by periodontitis. This product, EmdogainGel TS (Tissue Support) complements EmdogainGel and gives the periodontists an improved tool to treat patients with wide periodontal defects. By combining EmdogainGel with a synthetic bone graft particulate, the result is a product that has the same positive effect on the regeneration of the tooth supporting tissues as Emdogain Gel alone, but with improved support of the surrounding soft tissues.

The Agreement between Biora and US Biomaterials gives Biora the distribution rights to a product that combines EmdogainGel with PerioGlas, a synthetic bone graft particulate indicated for the repair of dental intraosseous defects. The agreement covers the whole world except for North America, France and Spain.

Rickard Soderberg, President and CEO says:

"By introducing new products that are suited to the patients' individual needs, Biora's presence in the dental markets is strengthened. EmdogainGel TS for patients with wide periodontal defects is a welcome addition to our portfolio of products. In the future, Biora will market both EmdogainGel and EmdogainGel TS."

Biora develops manufactures and sells biology based products for the treatment of dental diseases. The principal product, Emdogain, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

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For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 32 21 365
-   Anders Agering, Chief Financial Officer, Biora +46-40-32 12 17
-   Rickard Soderberg, President and CEO of Biora, tel: +46 (0)40 32 13 59
-   Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797
-   http://www.biora.com








          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              BIORA AB


Dated:   August 22, 2001                      By:  /s/ Anders Agering
                                                   ------------------
                                                     Anders Agering
                                                     Chief Financial Officer